ITT Corporation 1133 Westchester Avenue White Plains, NY 10604

July 24, 2014

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:    ITT Corporation
Form 10-K for the fiscal year ended December 31, 2013
Filed February 21, 2014
Form 10-Q for the quarter ended March 31, 2014
Filed May 1, 2014
Form 8-K dated May 1, 2014
File No. 001-05672

Dear Mr. Cascio,

ITT Corporation (the “Company”) hereby submits this letter in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Commission”), dated July 10, 2014 (the “Comment Letter”), with respect to the above-referenced filings.

Set forth below is the heading and text of each comment in the Comment Letter, followed by our response thereto. In addition, on July 31, 2014, the Company intends to file with the Commission its quarterly earnings release on Form 8-K for the quarter ended June 30, 2014 (the “Second Quarter Form 8-K”) and its quarterly report on Form 10-Q for the quarter ended June 30, 2014 (the “Second Quarter Form 10-Q”). The proposed disclosure set forth below in response to certain of the comments will be included in the Second Quarter Form 8-K and the Second Quarter Form 10-Q, as applicable. The Company undertakes to include similar disclosure in its future filings with the Commission, to the extent such disclosure is applicable.

Mr. Brian Cascio
U.S. Securities and Exchange Commission

FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

Comment 1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Income Tax Expense, page 36

We note your disclosure that because you generated U.S. “adjusted” income in 2012 and 2013 you are now in a cumulative three year income position. Based on your disclosure, it also appears that your conclusion to reverse the U.S. deferred income tax valuation allowance was significantly based on the cumulative earnings determination. Please help us better understand your analysis by responding to the following:

•	Describe to us how U.S. income was adjusted in 2013 and 2012 in connection with determining that you were in a cumulative three year income position at the end of 2013.

Response:

ITT reversed its valuation allowance at the end of the third quarter 2013 as disclosed in its quarterly report on Form 10-Q for the quarter ended September 30, 2013. In the third quarter of 2013, the Company moved from a three year adjusted cumulative domestic pretax loss position to a three year adjusted cumulative domestic pretax income position. The three year cumulative income position was strong positive evidence in evaluating the realizability of our deferred tax assets at the end of the third quarter of 2013. However, the Company considered all evidence, both positive and negative, in its evaluation to reverse the valuation allowance at that time in accordance with ASC 740-10-30-(21-22) including future earnings, industry trends, etc. Further, we considered future reversals of existing taxable temporary differences as a source of income available to recover a portion of existing deferred tax assets, future taxable income exclusive of reversing taxable temporary differences and carryforwards, and available tax-planning strategies in assessing the realizability of the deferred tax assets.

A reconciliation of adjusted U.S. pretax income for 2013 and 2012 is set forth in the table below. In addition to 2013 and 2012, we have also included the calculation of adjusted pretax income for the nine months ended September 30, 2013 as we believe it to be most relevant since it was the period in which the valuation allowance was reversed.

$ in Millions	Full Year 2013	Nine Months Ended September 30, 2013	Full Year 2012
U.S. Pretax Income	$29	$36	$33
Nonrecurring Items	—	—	—
Permanent Items:
Excess Stock Option Deduction	(23)	(15)	(18)
Foreign Earnings Subject to Repatriation	38	27	34
Total Permanent Adjustments	15	12	16

Adjusted U.S. Pretax Income	$44	$48	$49

Mr. Brian Cascio
U.S. Securities and Exchange Commission

The recurring permanent differences considered in our computation of cumulative income consist of two items, (1) excess stock option deductions which represent the amount of tax deductions in excess of book deductions, ultimately reducing book income on the tax return, and (2) foreign earnings, the indefinite reinvestment of which has not been asserted, and is not expected to be asserted in the foreseeable future, and dividends that are expected to or have been paid. Each of these items is recurring in nature and representative of our book taxable income. Other permanent differences such as meals and entertainment have been excluded from the computation as they were deemed to be immaterial during these periods.

•	Show us how the $464 million loss reported in the U.S. in 2011 is considered in your analysis of cumulative earnings.

Response:

For the year ended December 31, 2011, the Company incurred a U.S. pretax loss of $464 million. After consideration of nonrecurring items of $421 million, primarily consisting of certain transformation costs related to the legal and structural separation of Exelis and Xylem from the Company (the "Distribution"), and recurring permanent differences of $21 million, the Company had an adjusted U.S. pretax loss of $22 million, which was included in the calculation of cumulative earnings. A reconciliation of adjusted pretax loss for 2011 is set forth in the following table.

$ in Millions	Full Year 2011
U.S. Pretax Loss	$(464)
Nonrecurring Items Directly Attributable to the Distribution:
Early Debt Extinguishment	297
Interest Expense	76
Non-Cash IT Asset Impairment	48
Total Nonrecurring Adjustments	421
Permanent Items:
Excess Stock Option Deduction	(15)
Foreign Earnings Subject to Repatriation	36
Total Permanent Adjustments	21
Adjusted U.S. Pretax Loss	$(22)

The Company reviewed the components of the $396 million of transformation costs recorded in 2011 related to the Distribution to determine the amounts that would be considered nonrecurring and concluded that the loss on early extinguishment of debt ($297 million) and a portion of the non-cash impairment charge ($48 million) were nonrecurring. The remaining transformation costs were not removed in the calculation of adjusted loss. In addition, $76 million of interest expense related to the early extinguished debt was determined to be nonrecurring. An analysis of the adjustments for nonrecurring items directly attributable to the Distribution made to the U.S. pretax loss in 2011 is as follows:

Loss on early extinguishment of debt and interest expense:

In connection with the Distribution, the Company repaid all of its then-existing long-term indebtedness and recognized pretax expense of approximately $297 million related to the early extinguishment of indebtedness. At the date of the Distribution, the Company was not anticipating incurring long-term indebtedness and the Company has not incurred any long-term indebtedness since the Distribution. In

Mr. Brian Cascio
U.S. Securities and Exchange Commission

addition, such debt and underlying interest expense related to historical debt incurred prior to the Distribution related to the debt capacity of a much larger organization (roughly four times as large) than the current Company post-Distribution. Accordingly, we believe the costs associated with the early extinguishment of the indebtedness and the related interest expense incurred during 2011 ($76 million) are nonrecurring.

Non-cash asset impairment:

In connection with the Distribution, the Company made a decision in 2011 to discontinue the development of an information technology ("IT") project that was designed for the Company's organizational structure prior to the Distribution. The abandonment of this project resulted in a non-cash impairment of $56 million. We evaluated the nature of these costs and concluded that these expenditures, due to their size and nature, were one-time costs. However, we considered that the Company would continue to incur costs for IT development in future periods and reviewed the capitalized IT spending for the periods from 2011 through 2013. During those periods, the Company incurred an average annual spend of approximately $8 million. As such, we concluded $48 million of the $56 million non-cash impairment is nonrecurring in our computation.

•	Tell us whether the measures of cumulative earnings in 2013 and 2011 were consistently determined. If not, please explain.

Response:

The methodology utilized to measure the cumulative earnings in 2013 and 2011, and for all periods, was consistently applied as described above. The Company adjusted pretax U.S. income(loss) for nonrecurring items and recurring permanent differences.

•
Tell us how the uncertainty regarding your exposure to continuing asbestos-related costs is factored into your conclusion that there was no significant negative evidence identified in your analysis of recoverability of U.S. deferred tax assets.

Response:

The Company continuously monitors its asbestos liability and in the third quarter of each year, we conduct an annual asbestos remeasurement. As indicated in our annual report on Form10-K for the years ended December 31, 2013 and 2012, the estimated asbestos liability has continued to decrease each year since 2011 as we have not identified trends in recent years that would warrant a significant increase to the asbestos liability. In addition to experiencing a decreasing estimated asbestos liability each year, the Company analyzed its actual cash payments for asbestos costs for the same period. Actual cash payments related to asbestos have also decreased over the same period.

Although our asbestos liability is subject to uncertainty, because of the recent stability in the expense and net liability, we concluded that the uncertainty did not outweigh the collective positive evidence. Accordingly, we considered the uncertainty related to our asbestos liability as part of our overall evaluation of the realizability of our net deferred tax assets and the Company concluded that it will benefit from these deferred tax assets. Furthermore, these deferred tax assets do not have an expiration date as the amounts represent future tax deductions when asbestos costs are actually paid.

Mr. Brian Cascio
U.S. Securities and Exchange Commission

•	Overall, please explain to us why you believe your cumulative earnings determination is appropriate.

Response:

We believe that our cumulative earnings determination is appropriate and provides strong positive evidence of our ability to realize our deferred tax assets. Our cumulative earnings calculation consists of U.S. pretax income from continuing operations adjusted for certain nonrecurring costs directly attributable to the Distribution in 2011 and recurring permanent tax adjustments. The nonrecurring costs directly attributable to the Distribution consisted of (1) losses on the early extinguishment of debt, (2) interest associated with the early extinguished debt incurred in 2011, and (3) the costs associated with the discontinuation of an information technology project after it was determined to no longer have a future economic benefit to the Company post-Distribution. However, the Company considered all evidence, both positive and negative, in its evaluation to reverse the valuation allowance in accordance with ASC 740-10-30-(21-22) including future earnings, industry trends, etc. Further, we considered future reversals of existing taxable temporary differences as a source of income available to recover a portion of existing deferred tax assets, future taxable income exclusive of reversing taxable temporary differences and carryforwards, and available tax-planning strategies in assessing the realizability of the deferred tax assets.

Comment 2

Item 8. Financial Statements and Supplementary Data

Note 7. Income Taxes, page 83

Please provide us a roll-forward of your deferred income tax asset valuation allowance between December 31, 2012 and 2013.

Response:

The table included below provides a roll-forward of our deferred income tax asset valuation allowance from December 31, 2012 to December 31, 2013.

	Balance	Change in		Current Year	Balance
$ in Millions	12/31/2012	Assessment		Operations	12/31/2013
Federal	$(353)	$340	(a)	$13	$—
State	(122)	35	(a)	43	(45)
Foreign	(62)	(4)		(25)	(91)
Total	$(537)	$371		$31	$(135)
(a) Represents release of $375 million of U.S. deferred income tax asset valuation allowance.

Mr. Brian Cascio
U.S. Securities and Exchange Commission

Comment 3

Note 20. Commitments and Contingencies, page 104

We reference management’s discussion and analysis on page 46 where you discuss you entered into policy buyout agreements with certain insurers and that as of December 31, 2013, coverage-in-place agreements and policy buyout agreements represent approximately 59% of your recorded asbestos-related assets. We also note that the asbestos-related assets have not been discounted to present value due to the inability to reliably forecast the timing of future cash flows. Please describe to us the factors you considered under those coverage-in-place and policy buyout agreements in concluding that they should not be discounted under the related guidance from FASB ASC 410-30-30-19 and 410-30-55-6.

Response:

As of December 31, 2013, approximately 35% of our asbestos-related assets were related to coverage-in-place agreements and 24% related to buyout agreements with insurers. Under coverage-in-place agreements, an insurer’s policies remain in force and the insurer undertakes to provide coverage for the Company’s pending and future asbestos claims on specified terms and conditions. Insurance payments under coverage-in-place agreements are made to the Company as asbestos claims are settled or adjudicated and therefore are dependent on the timing of the payment of asbestos claims. The Company’s buyout agreements provide an agreed upon amount of available coverage for future asbestos claims under the subject policies to be paid to a Qualified Settlement Fund (QSF) on a specific schedule as agreed upon by the Company and its insurer. However, assets in the QSF are only available and distributed when qualifying asbestos expenditures are submitted for reimbursement as defined in the QSF agreement and in accordance with Treasury regulations. Accordingly, assets in the QSF are recognized as receivables in the Company's financial statements. Further, any funds remaining in the QSF at its termination date are to be distributed to a specified nonprofit organization(s). Therefore, the amount and timing of the recovery of the settlement amount pursuant to a buyout agreement is ultimately dependent on the amount and timing of the payment of the underlying asbestos liability.

We considered the guidance in FASB ASC 410-30-30-19 and 410-30-55-6 in concluding that the asbestos-related assets under these agreements should not be discounted to present value. According to FASB ASC 410-30-30-19, a probable recovery is measured at its undiscounted amount if the following criteria are met:

a.	The liability is not discounted.

b.	The timing of the recovery is dependent on the timing of the payment of the liability.

Due to the uncertainty of the timing and amount of cash flows associated with our asbestos liability, the asbestos liability has not been discounted to present value. Additionally, in accordance with the implementation guidance in FASB ASC 410-30-55-6, the recovery of insurance reimbursements under both coverage-in-place and buyout agreements is dependent on the timing of the payment of the underlying asbestos liability, as the insurance recoveries are received as the Company incurs expenditures to satisfy its asbestos obligation. Therefore, as both criteria in FASB ASC 410-30-30-19 have been met, we concluded it is appropriate to record the asbestos-related assets at their undiscounted amount.

Mr. Brian Cascio
U.S. Securities and Exchange Commission

FORM 10-Q FOR THE QUARTER ENDED MARCH 31, 2014

Comment 4

Summary of Significant Accounting Policies, page 5

We see that you now disclose that you recognize revenue for certain long-term design and build projects using the percentage-of-completion method due to an increase in the number and size of complex long-term industrial pump design and build contracts. Please help us better understand the new policy disclosure by responding to the following:

•	Please describe to us the circumstances where you apply the percentage of completion method and clarify your consideration of the preferability guidance beginning at FASB ASC 605-35-25-56.

•	Clarify whether you continue to use the completed contract method and describe the circumstances where you apply that method. Refer to the related guidance beginning at FASB ASC 605-35-25-90.

Response:

As background, the Company applies construction-type and production-type contract accounting only to certain qualifying contracts in its Industrial Process ("IP") reporting segment. Total revenue for this segment in 2013 was $1.1 billion, or 44% of the total Company’s revenue. Our other business segments do not have contracts that qualify for construction-type or production-type accounting under ASC 605-35.

Approximately 16% of IP’s 2013 revenue, or 7% of ITT’s total revenue, relates to design and build projects. These contracts require the engineering and assembly of a customized system of uniquely designed pumps to meet the customer’s order specification. Therefore, we concluded these contracts meet the revenue recognition requirements of ASC 605-35, which allows for accounting for such contracts under the percentage-of-completion ("POC") method or the completed-contract method. The POC method is considered the preferable method when reasonably dependable estimates can be made. The Company evaluated the provisions of ASC 605-35-25-(56-66) in determining that the Company has the ability to make reasonably dependable estimates, including estimates of the extent of progress toward completion, contract revenues, and contract costs. Consistent with paragraphs ASC 605-35-25-(92 and 93), we have historically applied and disclosed the use of the completed-contract method as we have determined that the resulting difference in the recognition of revenue was immaterial in comparison to the POC method. In particular, many of these contracts were short-term in nature (i.e., six months or less) and historically had lower contract values. Performance under these types of contracts that cover such a short period of time are expected to produce results (i.e., matching of gross profits and fixed costs) consistent with the application of the POC method.

As a result of the acquisition of Joh. Heinr. Bornemann GmbH in the fourth quarter of 2012, an increased strategic focus on large long-term pump projects, and changing market dynamics resulting in a demand for larger and more complex pump projects driven by large scale oil and gas, chemical and mining projects, the Company began receiving orders for projects with larger dollar amounts and which required longer lead-times (i.e., 12-18 months). The Company estimates that these types of contracts will significantly increase from 2013 to 2014. Due to this increase in demand and duration for long-

Mr. Brian Cascio
U.S. Securities and Exchange Commission

term, complex construction-type and production-type projects in 2014 and expected continued increases in the future, we determined that the completed contract method could begin to produce materially different results in the future for these types of contracts and therefore began to use the POC method for them. As a result, we updated our disclosure to include the POC method of accounting.

We continue to use the completed contract method for smaller design and build contracts including those of short-term duration consistent with the guidance noted earlier, principally under ASC 605-35-25-(92 and 93) which allows for such treatment where the results of operations and financial position would not vary materially from those using the POC method.

In light of the Staff’s comments and to clarify the Company’s revenue recognition policies, the Company will supplement its disclosure in the Summary of the Significant Accounting Polices section of its future filings starting with its Second Quarter Form 10-Q as follows (additions to the language in the quarterly report on Form 10-Q for the quarter ended March 31, 2014 are underlined for identification):

Due to an increase in the number and size of complex long-term industrial pump design and build contracts, an update to the revenue recognition accounting policy disclosed in the 2013 Annual Report is provided below:

We recognize revenue for certain long-term design and build projects using the percentage-of-completion method, based upon the percentage of costs incurred to total projected costs. Revenue and profit recognized under the percentage-of-completion method are based on management’s estimates. Amounts invoiced to customers in excess of revenue recognized are recorded as deferred revenue, until the revenue recognition criteria are satisfied. Revenue that is earned and recognized in excess of amounts invoiced is recorded as a component of receivables, net. During the performance of long-term sales contracts, estimated final contract prices and costs are reviewed periodically and revisions are made as required and recorded in income in the period in which they are determined. Provisions for estimated losses on uncompleted long-term sales contracts are made in the period in which such losses are determined and are recorded as a component of costs of revenue. We continue to apply the completed-contract method of accounting for smaller design and build contracts, including those of short-term duration. Our results of operations and financial position would not vary materially had we used the percentage-of-completion method for these types of contracts.

Mr. Brian Cascio
U.S. Securities and Exchange Commission

FORM 8-K DATED MAY 1, 2014

Comment 5

We see disclosure about adjusted segment operating margin and adjusted per share guidance for 2014 in the header to the earnings release. We also see disclosure of adjusted operating income in the narrative under the caption “2014 First Quarter Segment Results.” Tell us how these disclosures consider the guidance from S-K Item 10(e)(1)(i)(A). Under the cited guidance, disclosure of a non-GAAP measure should be accompanied by a presentation, with equal or greater prominence, of the most directly comparable financial measure calculated and presented in accordance with Generally Accepted Accounting Principles.

Response:

We acknowledge the Staff's comment and advise the Staff that in the Second Quarter Form 8-K and subsequent filings that contain non-GAAP financial measures we will present, with equal or greater prominence, the most directly comparable GAAP financial measures.

* * * * *

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any additional information, please call Lori B. Marino, Deputy General Counsel & Secretary, at (914) 641-2186, or Steven C. Giuliano, Vice President & Chief Accounting Officer, at (914) 641-2159.

Very truly yours,

/S/ THOMAS M. SCALERA
Thomas M. Scalera
Senior Vice President and
Chief Financial Officer

Cc:    Gary Todd, Reviewing Accountant
Li Xiao, Staff Accountant